FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of November 3, 2005

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

Date: November 3, 2005	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Group Finance Director

Embargoed until 12.30 p.m. (GMT)	3 November 2005

SIGNET LIKE FOR LIKE SALES UP 1.8% IN THIRD QUARTER

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announced its sales performance for the 13 weeks and for the 39 weeks to 29 October 2005.

13 WEEKS TO 29 OCTOBER 2005

In the 13 week period Group sales rose by 5.7% to £310.4 million (13 weeks to 30 October 2004: £293.7 million, see Note 1) reflecting an underlying increase of 5.5% at constant exchange rates (see Note 2). Like for like sales advanced by 1.8%. The breakdown of sales was as follows:

	Sales(a)		Change on Previous Year
	£m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	220.0	70.9	12.1%	11.8%	6.6%
UK	90.4	29.1	-7.2%	-7.2%	-8.1	%(b)
GROUP	310.4	100.0	5.7%	5.5%	1.8%

(a)	Sales figures in this announcement have been reported using International Financial Reporting Standards (“IFRS”). A reconciliation to the previously announced figures for the 13 weeks to 30 October 2004 is set out in Note 1. There is no material impact on like for like sales figures.
(b)	H. Samuel like for like sales were down by -9.3% and Ernest Jones by -6.7%.

39 WEEKS TO 29 OCTOBER 2005

In the 39 week period Group sales rose by 5.7% to £1,033.3 million (39 weeks to 30 October 2004: £978.0 million, see Note 1) reflecting an underlying increase of 6.5% at constant exchange rates (see Note 2). The average US dollar exchange rate for the period was £1/$1.84 (39 weeks to 30 October 2004: £1/$1.82). Like for like sales advanced by 2.9%. The breakdown was as follows:

	Sales(c)		Change on Previous Year
	£m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	759.6	73.5	11.2%	12.4%	7.6%
UK	273.7	26.5	-7.1%	-7.1%	-7.9	%(d)
GROUP	1,033.3	100.0	5.7%	6.5%	2.9%

(c)	Sales figures in this announcement have been reported using International Financial Reporting Standards (“IFRS”). A reconciliation to the previously announced figures for the 39 weeks to 30 October 2004 is set out in Note 1. There is no material impact on like for like sales figures.
(d)	H.Samuel like for like sales were down by -8.7% and Ernest Jones by -7.0%.

COMMENT

Terry Burman, Group Chief Executive, commented “In the third quarter Group sales rose by 5.7%, the like for like increase being 1.8%.

UK like for like sales were down by 8.1% against a background of difficult trading conditions.

The US business, which accounts for some 70% of Group sales, had another good quarter with like for like sales up 6.6%. Performance during the latter two months of the period, although less strong, remained solid.

Pending the outcome of the all important fourth quarter, which represents some 40% of annual sales, we believe that the range of analysts’ pre-tax profit estimates for the year as a whole should be wider than presently forecast, with an upper level no higher than that of last year (restated for IFRS). Factors contributing to this view include the continuation of difficult trading conditions in the UK, some additional easing of the US gross margin and potential uninsured costs arising from the hurricanes.”

Enquiries:	Terry Burman, Group Chief Executive		}	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director		}

	Mike Smith, Brunswick	}		+44 (0) 20 7404 5959
	Pamela Small, Brunswick	}

Signet operated 1,803 speciality retail jewellery stores at 29 October 2005; these included 1,202 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 601 stores in the UK, where the Group trades as “H. Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Investor Relations Programme Details

The third quarter results for the period to 29 October 2005 will be announced at 12.30 p.m. (GMT) on Tuesday 22 November 2005. On that day there will be a conference call chaired by Terry Burman at 2.00 p.m. (GMT) (9.00 a.m. Eastern Time and 6.00 a.m. Pacific Time) and a simultaneous webcast available at www.signetgroupplc.com. The details for the conference call on the third quarter results are:

UK dial-in:	+44 (0) 20 7365 1850
US dial-in:	+1 718 354 1172

UK 48hr replay:	+44 (0) 20 7784 1024	Pass code: 8156410 #
US 48hr replay:	+1 718 354 1112	Pass code: 8156410 #

Note 1 – Prior period restatement

Group sales have been restated to reflect changes in accounting standards. Set out below is a reconciliation of sales for the 13 weeks and for the 39 weeks to 30 October 2004:

13 weeks to 30 October 2004	US	UK	Group
	£m	£m	£m
As previously reported under UK GAAP	193.8	98.3	292.1
US extended service agreements restated(1)	(0.4)	—	(0.4)

Sales restated under UK GAAP	193.4	98.3	291.7

IFRS adjustments:
US insurance income	2.5	—	2.5
Voucher promotions	—	—	—
Movement in returns provision	0.4	0.4	0.8
UK warranty sales	—	(1.3)	(1.3)

Sales in accordance with IFRS	196.3	97.4	293.7

39 weeks to 30 October 2004	US	UK	Group
	£m	£m	£m
As previously reported under UK GAAP	665.2	298.6	963.8
US extended service agreements restated(1)	(2.3)	—	(2.3)

Sales restated under UK GAAP	662.9	298.6	961.5

IFRS adjustments:
US insurance income	7.7	—	7.7
Voucher promotions	9.7	—	9.7
Movement in returns provision	3.0	—	3.0
UK warranty sales	—	(3.9)	(3.9)

Sales in accordance with IFRS	683.3	294.7	978.0

(1)	Following the adoption of the amendment to FRS 5, “Application Note G – Revenue Recognition” for the 52 weeks ended 29 January 2005.

Note 2 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as “at constant exchange rates” throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below:

13 weeks to 29 October 2005	13 weeks to 29 October 2005 as reported	13 weeks to 30 October 2004 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination

UK, Channel Islands & Republic of Ireland	90.4	97.4	-7.2	—	97.4	-7.2
US	220.0	196.3	12.1	0.5	196.8	11.8

	310.4	293.7	5.7	0.5	294.2	5.5

39 weeks to 29 October 2005	39 weeks to 29 October 2005 as reported	39 weeks to 30 October 2004 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination

UK, Channel Islands & Republic of Ireland	273.7	294.7	-7.1	—	294.7	-7.1
US	759.6	683.3	11.2	(7.4)	675.9	12.4

	1,033.3	978.0	5.7	(7.4)	970.6	6.5

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2004/05 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2005 and other filings made by the Company with the Commission, which are available on the Company’s website. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.